Exhibit 99.1

Intchains Group Limited Reports First Quarter 2024 Unaudited Financial Results

SHANGHAI, China – May 16, 2024 – Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a provider of integrated solutions consisting of high-performance computing ASIC chip-based solutions products and a corporate holder of cryptocurrencies based on Ethereum, or ETH, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Operating and Financial Highlights

•

Sales volume of ASIC chips remained steady at 494,235 units for the first quarter of 2024, compared to 497,854 units for the same period of 2023. ASIC chip sales for the first quarter of 2024 consisted of 410,162 units sold directly to customers and 84,073 units embedded in computing equipment for blockchain applications that we began offering to customers in the fourth quarter of 2023.

•	Revenue was RMB24.3 million (US$3.4 million) for the first quarter of 2024, representing a decrease of 6.8% from RMB26.0 million for the same period of 2023.

•	Net loss was RMB14.8 million (US$2.1 million) for the first quarter of 2024, compared to net income of RMB4.7 million for the same period of 2023.

•

As of March 31, 2024, the fair value of our cryptocurrency assets was RMB23.6 million (US$3.3 million), primarily comprised of approximately 825 ETH, with a total fair value of RMB21.9 million (US$3.1 million).

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “During the first quarter of 2024, the industry demonstrated a clear upward trajectory. As a market leader, Intchains fully leveraged its resources and technological advantages to seize rising opportunities within the industry and along the value chain. While we remain committed to fostering growth and progress across our current business lines, we are actively exploring new products and business models. In the first quarter of 2024, we began trial production and sales of our newly introduced Goldshell-branded Box series computing equipment for blockchain applications. These devices feature the latest ASIC chips, designed and manufactured using a 12nm process node, which swiftly garnered widespread market acclaim and bolstered recognition of our cutting-edge technology and brand. As we progress through 2024, we will continue to enhance our R&D capabilities and develop additional ASIC chip products tailored for applications across the WEB3 industry.

Mr. Ding added, “We have begun implementing a pivotal cryptocurrency acquisition strategy in this quarter to expand our investment in cryptocurrencies with ETH-based cryptocurrencies serving as our primary long-term asset reserve. We believe that this initiative will fully unlock the value of our capital, while enhancing Intchains’ competitiveness and our role in the development of the WEB3 industry, propelling sustainable growth for both the Company and the industry.”

First Quarter 2024 Financial Results

Revenue

Revenue was RMB24.3 million (US$3.4 million) for the first quarter of 2024, representing a decrease of 6.8% from RMB26.0 million for the same period of 2023. The decrease in revenue was primarily attributable to a one-off sale of intelligent router products in the first quarter of 2023, which generated RMB1.2 million in revenue. When excluding this one-off sale, revenue from our ASIC chip products remained relatively stable between the two periods, with no significant fluctuations in either the sales volume or average selling price of our ASIC chip products.

Cost of Revenue

Cost of revenue was RMB15.3 million (US$2.1 million) for the first quarter of 2024, representing an increase of 15.2% from RMB13.2 million for the same period of 2023. The increase was primarily driven by a RMB4.4 million inventory write-down for certain products in the first quarter of 2024, reflecting our expectation of challenging market conditions facing these products.

Operating Expenses

Total operating expenses were RMB38.1 million (US$5.3 million) for the first quarter of 2024, representing an increase of 168.3% from RMB14.2 million for the same period of 2023. The increase was primarily due to an increase in research and development expenses, sales and marketing expenses, and general and administrative expenses, partially offset by a net gain on fair value of cryptocurrency.

•

Research and development expenses increased by 357.0% to RMB36.5 million (US$5.1 million) for the first quarter of 2024 from RMB8.0 million for the same period of 2023. The increase was primarily due to higher expenses related to mask costs for our research and development projects, as well as increased personnel-related expenses.

•

Sales and marketing expenses increased by 27.2% to RMB1.6 million (US$0.2 million) for the first quarter of 2024 from RMB1.3 million for the same period of 2023, mainly driven by increased share-based incentive expenses.

•

General and administrative expenses increased by 9.5% to RMB5.4 million (US$0.7 million) for the first quarter of 2024 from RMB4.9 million for the same period of 2023, mainly driven by increased share-based incentive expenses.

•

Gain on fair value of cryptocurrency, net, for the first quarter of 2024 was RMB5.4 million (US$0.7 million), compared to nil in the same period of 2023. We early-adopted the amendments required pursuant to ASU 2023-08 on January 1, 2024, using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of January 1, 2024. The cumulative-effect adjustment of RMB0.3 million was recorded as an increase to the opening balance of retained earnings as of January 1, 2024. We measured cryptocurrency at fair value and included the gains and losses from remeasurement in net income. The gain pertains to the change in cryptocurrency’s fair value from the adoption date, January 1, 2024, to March 31, 2024, which was mainly due to the increased price of ETH.

Interest Income

Interest income increased by 17.2% to RMB4.2 million (US$0.6 million) for the first quarter of 2024 from RMB3.5 million for the same period of 2023, mainly attributable to our effective cash management.

Other Income, Net

Other income, net, decreased by 96.6% to RMB0.1 million (US$ nil) for the first quarter of 2024 from RMB4.1 million for the same period of 2023. The decrease was primarily due to a decrease in grants received from the local government, which have no repayment obligations.

Net Income/(Loss)

As a result of the foregoing, we recorded a net loss of RMB14.8 million (US$2.1 million) for the first quarter of 2024, compared to a net income of RMB4.7 million for the same period of 2023.

Basic and Diluted Net Earnings/(Loss) Per Ordinary Share

Basic and diluted net loss per ordinary share were RMB0.12 (US$0.02) for the first quarter of 2024, compared to basic and diluted net earnings per ordinary share of RMB0.04 for the same period of 2023. Each ADS represents two of the Company’s Class A ordinary shares.

Recent Developments

We have begun implementing a pivotal cryptocurrency acquisition strategy in this quarter to expand the Company’s investments in cryptocurrencies. Pursuant to this strategy, the Company plans to acquire ETH-based cryptocurrencies using cash flows generated from operations. We view our holdings of ETH-based cryptocurrencies as long-term holdings and expect to continue to accumulate ETH-based cryptocurrencies. We have not set any specific target for the amount of ETH-based cryptocurrencies we seek to hold, and we will continue to monitor market conditions in determining whether to purchase additional ETH-based cryptocurrencies. Going forward, ETH-based cryptocurrencies will serve as a crucial long-term asset reserve for us.

Conference Call Information

The Company’s management team will host an earnings conference call to discuss its financial results at 9:00 P.M. U.S. Eastern Time on May 16, 2024 (9:00 A.M. Beijing Time on May 17, 2024). Details for the conference call are as follows:

Event Title:	Intchains Group Limited First Quarter 2024 Earnings Conference Call
Date:	May 16, 2024
Time:	9:00 P.M. U.S. Eastern Time
Registration Link:	https://register.vevent.com/register/BI6390b60244b94f14ae203c00c53a2f4e

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of dial-in numbers and a personal access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available at the Company’s website at https://intchains.com/.

About Intchains Group Limited

Intchains Group Limited is a provider of integrated solutions consisting of high-performance computing ASIC chip products for blockchain applications and a corporate holder of cryptocurrencies based on ETH. The Company utilizes a fabless business model and specializes in the front-end and back-end of IC design, the two major components of the IC product development chain. The Company has established strong supply chain management with a leading foundry, which helps to ensure its product quality and stable production output. The Company’s products consist of high-performance computing ASIC chips with high computing power and superior power efficiency, computing equipment incorporating its ASIC chips, and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. The Company has built a proprietary technology platform named “Xihe” to develop a wide range of ASIC chips with high efficiency and scalability. To support its WEB3 industry development initiatives, the Company acquires and holds ETH-based cryptocurrencies as its long-term asset reserve using liquid assets that exceed its working capital requirements. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.2203 on the last trading day of the first quarter of 2024 (March 29, 2024). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Piacente Financial Communications

In China:

Helen Wu

Tel: +86-10-6508-0677

Email: intchains@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

Email: intchains@tpg-ir.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	694,750	665,803	92,213
Inventories, net	41,767	30,760	4,260
Prepayments and other current assets, net	47,403	37,174	5,148
Short-term investments	13,596	5,068	702

Total current assets	797,516	738,805	102,323

Non-current Assets:
Cryptocurrency	645	23,634	3,273
Property, equipment, and software, net	49,184	49,462	6,851
Intangible assets, net	3,425	3,883	538
Right-of-use assets	1,735	1,496	207
Deferred tax assets	12,899	24,294	3,365
Prepayments on long-term assets	113,425	112,853	15,630
Other non-current assets	421	526	73

Total non-current assets	181,734	216,148	29,937

Total assets	979,250	954,953	132,260

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	195	1,151	159
Contract liabilities	9,828	236	33
Income tax payable	1,634	1,321	183
Lease liabilities	1,103	1,114	154
Provision for warranty	40	52	7
Accrued liabilities and other current liabilities	15,364	13,274	1,839

Total current liabilities	28,164	17,148	2,375

Non-current Liabilities:
Lease liabilities	761	382	53

Total non-current liabilities	761	382	53

Total liabilities	28,925	17,530	2,428

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 119,876,032 and 119,891,874 shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	186,262	187,715	25,998
Statutory reserve	48,265	48,592	6,730
Accumulated other comprehensive income	1,838	1,946	269
Retained earnings	713,960	699,170	96,835

Total equity	950,325	937,423	129,832

Total liabilities and shareholders’ equity	979,250	954,953	132,260

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended March 31,
	2023	2024
	RMB	RMB	US$
Products revenue	26,030	24,271	3,361
Cost of revenue	(13,244)	(15,262)	(2,114)

Gross profit	12,786	9,009	1,247
Operating expenses:
Research and development expenses	(7,995)	(36,540)	(5,061)
Sales and marketing expenses	(1,276)	(1,623)	(225)
General and administrative expenses	(4,939)	(5,410)	(749)
Gain on fair value of cryptocurrency, net	—	5,442	754

Total operating expenses	(14,210)	(38,131)	(5,281)

Loss from operations	(1,424)	(29,122)	(4,034)
Interest income	3,540	4,150	575
Foreign exchange gains/(loss), net	61	(254)	(35)
Other income, net	4,098	139	19

Income/(loss) before income tax expenses	6,275	(25,087)	(3,475)
Income tax (expense)/benefit	(1,539)	10,292	1,425

Net Income/(loss)	4,736	(14,795)	(2,050)

Foreign currency translation adjustment, net of nil tax	(107)	108	15

Total comprehensive income/(loss)	4,629	(14,687)	(2,035)

Weighted average number of shares used in per share calculation
— Basic	117,921,301	119,888,044	119,888,044
— Diluted	117,921,301	119,888,044	119,888,044
Net earnings/(loss) per share
— Basic	0.04	(0.12)	(0.02)
— Diluted	0.04	(0.12)	(0.02)

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter		Original Cost Basis	Approximate Average Purchase Price Per Unit of Cryptocurrency		Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)		Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)		Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)		Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit		USD	USD		USD		USD	USD		USD	USD		USD
March 31, 2024	ETH	346		999,180	2,888		2,100		726,600	4,094		1,416,524	3,618		1,251,828
	ETH-Coinbase Staked	479		1,297,687	2,709		2,236		1,071,044	4,341		2,079,339	3,842		1,840,318
	Bitcoin	0.67		44,995	67,157		38,501		25,796	73,836		49,470	70,407		47,173
	USDT&USDC	99,583		99,583	1		1		99,583	1		99,583	1		99,583
	Others	Multiple	*	81,571	Multiple	*	Multiple	*	67,814	Multiple	*	124,481	Multiple	*	91,346
	Total			2,523,016					1,990,837			3,769,397			3,330,248

*

The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance. This category is labeled as ‘Multiple’ to indicate the presence of diverse prices associated with different type of cryptocurrency. Due to their immaterial nature, detailed price listings are not provided.

(a)

The “Lowest Market Price Per Unit of Cryptocurrency During Quarter” represents the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we purchased any of the cryptocurrency.

(b)

The “Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(c)

The “Highest Market Price Per Unit of Cryptocurrency During Quarter” represents the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we purchased any of the cryptocurrency.

(d)

The “Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(e)

The “Market Price Per Unit of Cryptocurrency at End of Quarter” represents the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter, which aligns with the our revenue recognition cut-off.

(f)

The “Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price” represents a mathematical calculation consisting of the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.